UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2026

Commission file number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

8 Ha-Pnina Street

Raanana, 4321545, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on February 6, 2026, titled “Polyrizon Signs an Agreement to Develop Intranasal Proprietary Non-Hallucinogenic Neuroplastogen Formulation.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Polyrizon Signs an Agreement to Develop Intranasal Proprietary Non-Hallucinogenic Neuroplastogen Formulation”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polyrizon Ltd.

Date: February 6, 2026	By:	/s/ Tomer Izraeli
	Name:	Tomer Izraeli
	Title:	Chief Executive Officer

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